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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 68609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Independent Investment Bankers, Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

2900 N. Quinlan Park Rd., Suite 240-235
(No. and Street)

Austin	Texas	78732
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Fichera _____ (512) 266-9701
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – if individual, state last, first, middle name)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Dante Fichera _, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ Independent Investment Bankers, Corp. ___, as of_ December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



_____
Signature

_____
President
Title



Notary Public



KELLI ANN ASTON
Notary ID # 125541608
My Commission Expires
March 1, 2020

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Independent Investment Bankers, Corp.

Financial Statements and Supplemental Schedules

December 31, 2016

Independent Investment Bankers, Corp.

Index to Financial Statements and Supplemental Schedules
December 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers, Corp.:

We have audited the accompanying statement of financial condition of Independent Investment Bankers, Corp. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Independent Investment Bankers, Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Investment Bankers, Corp. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers, Corp.'s financial statements. The Supplemental Information is the responsibility of Independent Investment Bankers, Corp.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 13, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Financial Condition
December 31, 2016

Assets:		
Cash and cash equivalents	$	627,826
Other assets		20,660
Property and equipment, net		1,320
Total assets	$	649,806

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	540,507
Total liabilities		540,507

Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		63,384
Total stockholder's equity		109,299
Total liabilities and stockholder's equity	$	649,806

See notes to the financial statements and independent auditors' report.

INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Operations
For the Year Ended December 31, 2016

Revenues	$	6,302,462
Operating expenses:		
Commissions, compensation and benefits		5,991,088
Communications		5,818
Dues and subscriptions		6,174
License and registration		41,796
Technology fees		21,302
Occupancy and equipment costs		9,635
Professional fees		144,662
Travel, meals and entertainment		16,612
Other expenses		69,748
Total operating expenses		6,306,835
Net loss before income taxes		(4,373)
Income tax expense		5,157
Net loss	$	(9,530)

See notes to the financial statements and independent auditors' report.

INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2015	100	$ 1	$ 45,914	$ 85,694	$ 131,609
Distributions	-	-	-	(12,780)	(12,780)
Net loss	-	-	-	(9,530)	(9,530)
Balance at December 31, 2016	100	$ 1	$ 45,914	$ 63,384	$ 109,299

See notes to the financial statements and independent auditors' report.

INDEPENDENT INVESTMENT BANKERS, CORP.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(9,530)
Adjustments to reconcile net loss to		
net cash provided from operating activities:		
Depreciation expense		2,435
Change in assets and liabilities:		
Other assets		1,737
Accounts payable and accrued expenses		445,678
Net cash provided by operating activities		440,320
Cash flows used in investing activities:		
Purchases of property and equipment		(2,470)
Net cash used in investing activities		(2,470)
Cash flows used in financing activities:		
Distributions to shareholder		(12,780)
Net cash used in financing activities		(12,780)
Net increase in cash		425,070
Cash and cash equivalents at beginning of year		202,756
Cash and cash equivalents at end of year	$	627,826
Supplemental disclosures of cash flow information:		
Income taxes paid	$	5,134
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

Independent Investment Bankers, Corp. (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. Offerings are made primarily to institutional investors.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2013.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2016, the Company recorded $0 in Texas margin tax expense.

Note 2 - Significant Accounting Policies (continued)

Management Review
The Company has evaluated subsequent events through February 13, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Computers and equipment	$ 10,604
Subtotal	10,604
Less accumulated depreciation and amortization	(9,284)
Total	$ 1,320

Depreciation expense for the year ended December 31, 2016 was $2,435.

Note 4 - Commitments and Contingencies

On December 16, 2016, the Company entered into a 12-month lease. Total rent expense under the lease was $13,200 for the year ended December 31, 2016. As of December 31, 2016, the Company has future minimum lease payment of $13,452 and $3,384 for the years ending December 31, 2017 and December 31, 2018 respectively.

Litigation

The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risk to an acceptable level.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $87,319 and $36,034, respectively, which was $51,285 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 6.19 to 1.

Note 6 - Income Taxes

The Company recorded $5,157 in federal income tax expense for the year ended December 31, 2016 and approximately $0 in Texas state margin tax expense for the year ended December 31, 2016.

The income tax expense for the year ended December 31, 2016 differs from the amount computed by applying the U.S. Federal income tax rate of 34% as a result of state income taxes, a graduated marginal tax rate and other nondeductible expenses as follows:

Federal tax at statutory rate	$ (1,487)
State taxes	0
Permanent differences and other	6,644
Total income tax expense	$ 5,157

The income tax expense for the year ended December 31, 2016 consists of the following:

Current portion of income tax expense	$ 5,157
Total income tax expense	$ 5,157

As of December 31, 2016, deferred tax assets and liabilities were not significant.

INDEPENDENT INVESTMENT BANKERS, CORP.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

Total stockholder's equity qualified for net capital	$	109,299
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		1,320
Other assets		20,660
Total deductions and/or charges		21,980
Net capital before haircuts on securities		87,319
Haircuts on securities		-
Net capital	$	87,319
Aggregate indebtedness		
Accounts payable and accrued expenses		540,507
Total aggregate indebtedness	$	540,507
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	36,034
Net capital in excess of minimum requirement	$	51,285
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	33,268
Ratio of aggregate indebtedness to net capital		6.19 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2016 as reported by Independent Investment Bankers, Corp.
on January 17, 2017 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

Independent Investment Bankers, Corp.
Schedule II & Schedule III
December 31, 2016

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III
Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers, Corp.:

We have reviewed management's statements, included in the accompanying RE: Exemption Report Year Ended December 31, 2016, in which (1) Independent Investment Bankers, Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 13, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com



February 7, 2017

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2016

Independent Investment Bankers Corp. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

INDEPENDENT INVESTMENT BANKERS CORP.

Dante Fichera
President



REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Independent Investment Bankers, Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Independent Investment Bankers, Corp. and SIPC, solely to assist you and the other specified parties in evaluating Independent Investment Bankers, Corp.'s compliance with the applicable instructions of Form SIPC-7. Independent Investment Bankers, Corp.'s management is responsible for Independent Investment Bankers, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 13, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __12/31/2016__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Independent Investment Bankers Corp.
2900 N. Quinlan Park Rd.
Suite 240-235
Austin, TX 78732
SEC# 68609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dante Fichera 512-266-3000

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ __15,370__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__4,948__)

   August 16, 2016

           Date Paid

   C. Less prior overpayment applied   (__2,225__)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __8,197__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __8,197__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Investment Bankers Corp.

(Name of Corporation, Partnership or other organization)

_D̸d̸F̸_____

(Authorized Signature)

Dated the __25__ day of __January__, 20 __17__.

President

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____

     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,302,462

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Registered rep onboarding, admin and renewal fees   154,307

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ 6,148,155

2e. General Assessment @ .0025 $ 15,370

(to page 1, line 2.A.)

2